Filed by Howtek, Inc. pursuant to Rule 425 of the
Howtek [LOGO]                 Securities Act of 1933 and also deemed filed
                              pursuant to Rule 14a-6 of the Securities Exchange
                              Act of 1934.

                              Subject Company: Intelligent Systems Software Inc.

                              Commission file no:-333-86454

                                                                    NEWS RELEASE

                                                           For Immediate Release

Press Contact
Connie Webster
21 Park Ave.
Hudson, NH 03051
Phone: (603) 882-5200 ext. 204
Fax: (603) 880-3843
E-mail: cwebster@howtek.com
Web: www.howtek.com

            MAMMOREADER(TM) SYSTEM FROM HOWTEK CUSTOMER ISSI AWARDED
                PREMIER'S GROUP BUY FOR COMPUTER AIDED DETECTION
                           MAMMOGRAM ANALYSIS SYSTEM

Hudson, NH -May 30, 2002. Howtek, Inc. (Nasdaq: HOWT) announced today that Premier, Inc., a leading healthcare alliance enterprise collectively owned by more than 200 independent not-for-profit hospitals and health systems in the United States, is offering the MammoReader(TM) system from Intelligent Systems Software, Inc. (ISSI) as one of the solutions for its computer aided detection for mammography group buy. This provides Premier's group members the opportunity to acquire a MammoReader system on terms and conditions negotiated centrally by Premier. A high-resolution MultiRAD(TM) medical film digitizer manufactured by Howtek for ISSI is included as a component of the MammoReader system.

Instrumentarium Imaging, ISSI's distributor, will supply the MammoReader systems to Premier and its members, and provide product support.

About Premier

Premier, Inc., is one of the nation's leading strategic alliances of hospitals and healthcare systems across the country, representing more than 200 owners, and the approximately 1,600 hospital and healthcare organizations they operate or with which they are affiliated. Premier maintains major offices in Charlotte, NC; Chicago, IL; San Diego, CA; and Washington, DC.


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Contracting of supplies, pharmaceuticals, and equipment is one of the major programs Premier operates to support its owners' and affiliates' efforts to hold down healthcare costs, improve quality, and stay ahead of advances in clinical knowledge, technology, and market changes such as e-commerce. Premier's current purchasing volume of goods and services for its organizations is more than $14 billion annually. In addition to using Premier as a vehicle for joint ventures that yield economies of scale, Premier's owners and affiliates use the alliance to transfer best practices, share experience to support performance improvements, and evaluate new and emerging healthcare technologies.

About Instrumentarium Imaging, Inc.

Instrumentarium Imaging is the exclusive US distributor of the MammoReader(TM). Instrumentarium Imaging develops, manufactures, and markets Diagnostic X-ray Imaging Equipment, Systems and Solutions for mammography, dental, surgical, and interventional imaging.

Instrumentarium Imaging is part of Instrumentarium, a leading international medical technology company, operating in Anesthesia and Critical Care (Datex-Ohmeda), Medical Equipment and Optical Retail. In 2001, Instrumentarium had sales of $920 million (EUR 1,025 million) and employed approximately 5,300 professionals worldwide. Instrumentarium is listed on the Helsinki Exchange (INS1V.HE) and its ADRs are listed on the Nasdaq (INMRY). For more information about Instrumentarium see www.instrumentarium.com.

About Intelligent Systems Software, Inc.

ISSI, based in Boca Raton, Florida, is a privately held company solely dedicated to the development of products for medical image analysis. The MammoReader(TM) is the first product to be introduced by ISSI. For more information about ISSI, visit http://www.issicad.com or call (561) 994-4404.

About Howtek, Inc.

Howtek designs, engineers, and manufactures digital image scanners, film digitizers and related software for applications in the medical imaging, women's health and photographic markets.

In February 2002, Howtek announced that it had entered into a definitive agreement with ISSI to merge ISSI with and into a subsidiary of Howtek. The proposed merger is subject to the satisfaction of several conditions, including stockholder approval.

More information about Howtek can be found at www.howtek.com. Information contained in Howtek's website and the other websites noted above are not part of this press release.


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ADDITIONAL IMPORTANT INFORMATION

Howtek has filed a registration statement on Form S-4 with the Securities and Exchange Commission relating to the proposed merger of Howtek and ISSI. A proxy statement/prospectus relating to the proposed merger was included in the registration statement and is being mailed to stockholders of Howtek and ISSI who are entitled to vote on the merger. Security holders of Howtek and ISSI and potential investors are invited to read the proxy statement/prospectus regarding the proposed merger of Howtek and ISSI since it contains important information regarding the proposed transaction. Security holders of Howtek and ISSI and prospective investors may obtain a free copy of the proxy statement/prospectus and Howtek's Form 10-K for the fiscal year ended December 31, 2001 and Form 10-Q for the quarter ended March 31, 2002 which are being delivered to stockholders who are voting on the proposed merger, free of charge from the Securities and Exchange Commission's website at http://www.sec.gov. The proxy statement/prospectus and such other documents may also be obtained from Howtek free of charge by directing such requests to Howtek's Corporate Secretary at 21 Park Avenue, Hudson, NH 03051 or by calling Howtek's Corporate Secretary at
(603) 882-5200. Howtek and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Howtek with respect to the approval of the proposed merger. Information regarding such officers and directors, including their direct or indirect interests in the proposed merger arising from their securities holdings or otherwise, is set forth in or incorporated into the proxy statement/prospectus.

Certain statements contained in this News Release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the risks of uncertainty of stockholder and other approvals necessary to consummate the proposed merger, the risk that Howtek's and ISSI's businesses will not be successfully integrated if the merger is consummated, the effect of costs and accounting charges relating to the merger, and other economic, business, competitive and/or regulatory factors affecting Howtek's and ISSI's businesses generally which are detailed in the proxy statement/prospectus relating to the proposed merger and in Howtek's other filings with the Securities and Exchange Commission. The words "believe", "demonstrate", "intend", "expect", "estimate", "anticipate", "likely", and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on those forward-looking statements, which speak only as of the date the statement was made.

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